[redacted]

RECEIVED
2011 MAR -1 PM 4:09
SEC / TM

SECURITIE
11017064

04C 3/2/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

February 28, 2011

State of New York
ss:
County of New York

I, the undersigned, Chief Financial Officer of Goldman Sachs Financial Markets, L.L.C., affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Goldman Sachs Financial Markets, L.P. as of December 31, 2010, are true and correct. I further affirm that no officer or director of Goldman Sachs Financial Markets, L.L.C. or The Goldman Sachs Group, Inc. has any proprietary interest in any account classified as that of a customer.

Manda J. D'Agata
Chief Financial Officer

Subscribed and sworn before me;

This 28th day of February, 2011

Joanne Olsen

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan. 22, 2015

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition
As of December 31, 2010

GOLDMAN SACHS FINANCIAL MARKETS, L.P.
Statement of Financial Condition
INDEX

pwc

Report of Independent Auditors

To the Partners of Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the "Firm") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2010

in thousands	
Assets	
Cash and cash equivalents	$ 6,233
Securities purchased under agreements to resell, at fair value	1,103,882
Receivables from brokers, dealers and clearing organizations	2,648,475
Receivables from customers and counterparties (includes $1,871 at fair value)	205,202
Financial instruments owned, at fair value	324,814
Financial instruments owned and pledged as collateral, at fair value	3,949,515
Total financial instruments owned, at fair value	4,274,329
Other assets	16,537
Total assets	**$ 8,254,658**
Liabilities and partners' capital	
Unsecured short-term borrowings (includes $66,492 at fair value)	$ 117,692
Securities loaned	3,947,429
Payables to brokers, dealers and clearing organizations	330,810
Payables to customers and counterparties	73,910
Financial instruments sold,bu t not yet purchased, at fair value	3,067,846
Other liabilities and accrued expenses	29,557
Total liabilities	7,567,244
Contingencies	
Subordinated borrowings	440,000
Partners' capital	
Total partners' capital	247,414
Total liabilities and shareholders' equity	**$ 8,254,658**

The accompanying notes are an integral part
of this financial statement

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission (SEC) registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation and a financial holding company. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include accounts of the firm and transactions with affiliated entities. All references to 2010, unless specifically stated otherwise, refer to the firm's calendar year ended, or the date, as the context requires, December 31, 2010.

Note 3. Significant Accounting Policies

The firm's most significant accounting policy is the use of fair value measurements for financial assets and financial liabilities. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either discussed below or included in the following footnotes:

Financial Instruments	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivative Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Short-Term Borrowings	Note 10
Subordinated Borrowings	Note 11
Contingencies	Note 12
Transactions with Related Parties	Note 13
Income Taxes	Note 14
Credit Concentrations	Note 15
Subsequent Events	Note 16
Net Capital Requirements	Note 17

Use of Estimates

Preparation of this statement requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provision for potential losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Investment Management. The firm offers wealth advisory services, namely brokerage and transaction services, primarily to high-net-worth individuals.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Recent Accounting Developments

Improving Disclosures about Fair Value Measurements (ASC 820).

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements were effective for the firm beginning on January 1, 2010, while others are effective for financial statements issued for reporting periods beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the firm's financial condition.

Note 4. Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value.

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2010	
in thousands	Assets	Liabilities
Equities	$3,829,841	$2,468,935
Derivatives [1]	444,488	598,911
Total	$4,274,329	$3,067,846

1. Net of cash collateral received or posted under credit support agreements and reported on a net-by-counterparty basis when the firm believes a legal right of setoff exists under an enforceable netting agreement.

Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1 Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs to valuation techniques are observable, either directly or indirectly.

Level 3 One or more inputs to valuation techniques are significant and unobservable.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively.

The fair value of certain level 2 and level 3 financial assets and financial liabilities may include valuation adjustments for counterparty and the firm's credit quality, transfer restrictions, large and/or concentrated positions, illiquidity and bid/ offer inputs. See Notes 6 and 7 for further information about valuation adjustments.

in thousands	As of December 2010
Total level 3 assets	$ 47,614
Total assets	$8,254,658
Total financial assets at fair value	$5,380,082
Total level 3 assets as a percentage of Total assets	0.58%
Total level 3 assets as a percentage of Total financial assets at fair value	0.89%

Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, financial instruments owned, at fair value, financial instruments sold, but not yet purchased, at fair value, and other financial assets and financial liabilities accounted for at fair value under the fair value option.

See Notes 6 and 7 for further information on the assets and liabilities included in cash instruments and derivatives, respectively, and their valuation methodologies and inputs.

See Note 8 for the valuation methodologies and inputs for other financial assets and financial liabilities accounted for at fair value under the fair value option.

	Financial Assets at Fair Value as of December 2010				
in thousands	**Level 1**	**Level 2**	**Level 3**	**Netting and Collateral**	**Total**
Cash instruments	**$3,792,933**	**$ 36,908**	**$ –**	**$ –**	**$3,829,841**
Derivatives contracts	**53**	**607,646**	**47,614**	**(210,825)** [1]	**444,488**
Financial instruments owned, at fair value	**3,792,986**	**644,554**	**47,614**	**(210,825)**	**4,274,329**
Securities purchased under agreements to resell	**–**	**1,103,882**	**–**	**–**	**1,103,882**
Receivables from customers	**–**	**1,871**	**–**	**–**	**1,871**
Total	**$3,792,986**	**$1,750,307**	**$47,614**	**$(210,825)**	**$5,380,082**

	Financial Liabilities at Fair Value as of December 2010				
in thousands	**Level 1**	**Level 2**	**Level 3**	**Netting and Collateral**	**Total**
Cash instruments	**$ 2,462,154**	**$ 6,781**	**$ –**	**$ –**	**$ 2,468,935**
Derivatives contracts	**703**	**828,072**	**53,496**	**(283,360)** [1]	**598,911**
Financial instruments sold, but not yet purchased, at fair value	**2,462,857**	**834,853**	**53,496**	**(283,360)**	**3,067,846**
Unsecured short term borrowings	**–**	**66,492**	**–**	**–**	**66,492**
Total	**$ 2,462,857**	**$ 901,345**	**$ 53,496**	**$ (283,360)**	**$ 3,134,338**

1. Represents cash collateral and the impact of netting across levels. Netting among positions classified in the same level is included in that level.

2. Level 3 liabilities were less than 2% of total financial liabilities at fair value.

Note 6. Cash Instruments

Cash instruments include non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies and the fair value hierarchy.

Level 1 Cash Instruments

Level 1 cash instruments include actively traded listed equities. Level 1 cash instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

The fair value of a level 1 instrument is calculated as quantity held multiplied by quoted market price. U.S. GAAP prohibits valuation adjustments being applied to level 1 instruments even in situations where the firm holds a large position and a sale could impact the quoted price.

Level 2 Cash Instruments

Level 2 cash instruments include less liquid publicly listed equities. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions, and (ii) to reflect a position that is too large to be absorbed by regular market activity levels. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

As of December 31, 2010 the firm had no level 3 cash instruments.

Cash Instruments by Level

The tables below present, by level within the fair value hierarchy,ca sh instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value", respectively.

	Cash Instrument Assets at Fair Value as of December 2010			
in thousands	Level 1	Level 2	Level 3	Total
Equities	$3,792,933	$36,908	$ –	$ 3,829,841

	Cash Instrument Liabilities at Fair Value as of December 2010			
in thousands	Level 1	Level 2	Level 3	Total
Equities	$2,462,154	$ 6,781	$ –	$ 2,468,935

Note 7. Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Client Transactions. The majority of the firm's derivatives are entered into with clients in connection with market-making activities. Clients enter into derivatives to mitigate or modify interest rate, foreign exchange, equity, and other risks or to take proprietary positions. In order to manage the risk from derivative transactions with clients, the firm may enter into offsetting positions in other derivatives or by purchasing or selling cash instruments.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from market-making activities in derivative instruments.

The firm enters into various types of derivatives, including:

- **Forwards.** Contracts that commit counterparties to purchase or sell financial instruments or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams, changes in equity or commodity prices or the purchase or sale of credit protection.
- **Options.** Contracts in which the option purchaser has the right but not the obligation to purchase from or sell to the option writer financial instruments or currencies within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value", respectively.

The table below presents the fair value of exchange-traded and OTC derivatives on a net-by-counterparty basis.

	As of December 2010	
in thousands	Derivative Assets	Derivative Liabilities
Exchange-traded	$ –	$ 1,249
Over-the-counter	444,488	597,662
Total	$ 444,488	$ 598,911

The table below presents the fair value and the number of derivative contracts by major product type on a gross basis. Gross fair values in the table exclude the effects of both netting under enforceable netting agreements and netting of cash collateral received or posted under credit support agreements, and therefore are not representative of the firm's exposure.

	As of December 2010		
in thousands, except number of contracts	Derivative Assets	Derivative Liabilities	Number of Contracts
Interest rates	$ 176	$ 916	39
Currencies	–	4	4
Equities	1,343,204	1,569,416	49,675
Gross fair value of derivatives	**$1,343,380**	**$1,570,336**	**49,718**
Counterparty netting [1]	(812,278)	(812,278)	
Cash collateral netting [2]	(86,614)	(159,147)	
Fair value included in trading assets	**$444,488**		
Fair value included in trading liabilities		**$ 598,911**	

1.Repr esents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.

2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Valuation Techniques for Derivatives

See Note 5 for an overview of the firm's fair value measurement policies and the fair value hierarchy.

Level 1 Derivatives

Exchange-traded derivatives fall within level 1 if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 exchange-traded derivatives are not actively traded and are valued using models that calibrate to market-clearing levels of OTC derivatives.

OTC derivatives are classified in level 2 when all of the significant inputs to their valuation are corroborated by market evidence, including market-based inputs to models, calibration to market-clearing transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Where models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument, as well as the availability of pricing information in the market. Valuation models require a

variety of prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market clearing levels.

Price transparency of OTC derivatives can generally be characterized by product type.

- **Interest rate.** In general, the prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices such as an inflation index or the shape of the yield curve (e.g., 10 year swap rate vs. 2 year swap rate), are more complex and are therefore less transparent, but the prices and other inputs are generally observable.

- **Currency.** Currency derivatives based on the exchange rates of leading industrialized nations generally have significant price transparency even, for long-dated contracts.

- **Equity.** Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporations included in major indices exhibit the most price transparency. Exchange-traded and OTC equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Level 3 Derivatives

Level 3 OTC derivatives are valued using models which utilize level 1 and/or level 2 inputs as well as unobservable level 3 inputs.

For level 3 equity derivatives, significant level 3 inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 inputs for the correlation of the price performance for two or more individual stocks.

Subsequent to the initial valuation of a level 3 OTC derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivatives and are used to adjust the mid-market valuations, produced by derivative pricing models, to the appropriate exit price valuation. These adjustments incorporate bid offer spreads, the cost of liquidity on large or illiquid positions and credit valuation adjustments (CVA) which account for the credit risk and funding costs inherent in derivative portfolios. Market based inputs are generally used when calibrating valuation adjustments to market clearing levels. In addition, for derivatives which include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Fair Value of Derivatives by Level

The table below presents the fair value of derivatives on a gross basis by level and major product type. Gross fair values in the tables below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted under credit support agreements both in and across levels, and therefore are not representative of the firm's exposure.

	Derivative Assets at Fair Value as of December 2010				
in thousands	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ –	$ 176	$ –	$ –	$ 176
Equities	53	1,242,851	100,300	–	1,343,204
Gross fair value of derivative assets	$ 53	$1,243,027	$100,300	–	$ 1,343,380
Counterparty netting [1]	–	(635,380)	(52,686)	($124,212) [3]	(812,278)
Subtotal	$ 53	$ 607,647	$ 47,614	($124,212)	$ 531,102
Cash collateral netting [2]					(86,614)
Fair value included in financial instruments owned					**$ 444,488**

	Derivative Liabilities at Fair Value as of December 2010				
in thousands	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ –	$ 916	$ –	$ –	$ 916
Currencies	–	4	–	–	4
Equities	702	1,462,532	106,182	–	1,569,416
Gross fair value of derivative liabilities	$702	$1,463,452	$106,182	–	$ 1,570,336
Counterparty netting [1]	–	(635,380)	(52,686)	($124,212) [3]	(812,278)
Subtotal	$702	$ 828,072	$ 53,496	($124,212)	$ 758,058
Cash collateral netting [2]					(159,147)
Fair value included in financial instruments sold, but not yet purchased					**$ 598,911**

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.
3. Represents the netting of receivable balances with payable balances for the same counterparty across levels under enforceable netting agreements.

Note 8. Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value", the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option. The primary reason for electing the fair value option is to reflect economic events in earnings on a timely basis.

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets. If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedges. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option.

Other financial assets and financial liabilities accounted for at fair value include:

- resale agreements;
- certain unsecured short-term borrowings, consisting of certain hybrid financial instruments;
- certain receivables from customers and counterparties, consisting of prepaid variable share forwards.

Significant inputs for each category of other financial asset and financial liability recorded at fair value are as follows:

Resale Agreements. The significant inputs to the valuation of resale agreements are the amount and timing of expected future cash flows, interest rates and collateral funding spreads. See Note 9 for further information.

Unsecured short-term borrowings. The significant inputs to the valuation of unsecured short-term borrowings that are recorded at fair value are equity prices, inflation rates and index levels for certain hybrid financial instruments.

Receivables from customers and counterparties. The significant inputs to the valuation of receivables from customers and counterparties are interest rates and the amount and timing of expected future cash flows.

Note 9. Collateralized Agreements and Financings

Collateralized agreements consist of securities purchased under agreements to resell (resale agreements or reverse repurchase agreements. Collateralized financings are securities loaned. The firm enters into these transactions in order to invest excess cash and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a right of setoff exists.

The table below presents resale agreements and securities loaned transactions.

in thousands	As of December 2010
Securities sold under agreements to resell [1]	$1,103,882
Securities loaned	3,947,429

1. Resale agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date. The financial instruments purchased in resale, principally the U.S. government obligations, represent short term collateralized transactions with an affiliate.

The firm receives financial instruments purchased under resale agreements and monitors the market

value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

Securities Loaned Transactions

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities. When the counterparty returns the securities, at a previously specified date, the firm returns the cash or securities posted as collateral plus accrued interest.

The firm makes delivery of securities, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate.

Securities loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest.

Collateral Received and Pledged

The firm receives financial instruments (e.g. U.S. government and federal agency obligations) as collateral, primarily in connection with resale agreements and derivative transactions.

In many cases, the firm is permitted to deliver or repledge these financial instruments when entering into securities lending agreements, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The firm also pledges certain financial instruments owned and other assets in connection securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. Financial instruments pledged to counterparties that have the right to deliver or repledge assets are reported as "Financial instruments owned and pledged as collateral, at fair value" in the statement of financial condition and were $3,949.5 million as of December 2010.

Note 10. Short-Term Borrowings

The firm obtains short-term borrowings from Group Inc. As of December 2010, the firm borrowed $51.2 under this short-term financing, which bears interest based on prevailing market rates. The carrying value of these short-term borrowings approximates fair value. The firm also borrowed $66.5 million of structured notes from third parties.

Note 11. Subordinated Borrowings

As of December 2010, the firm had outstanding borrowings of $200 million from Group, Inc. under two subordinated loan agreements, which mature in 2012 and 2013. In addition, the firm has a $440 million revolving subordinated loan agreement with Group, Inc., which matures on May 31, 2013. As of December 2010, $240 million was drawn down under this agreement. Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule.

To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12. Contingencies

Pursuant to an agreement, Group Inc. guarantees and meets the firm's margin requirement with Goldman, Sachs & Co. (GS&Co), a U.S. registered broker-dealer and affiliate as required under Regulation T of the Federal Reserve. As of December 2010, Group Inc. posted approximately $1,322.4 million of margin with GS&Co on behalf of the firm. In the likely event that Group Inc. does not post margin to GS&Co, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Note 13.T ransactions with Related Parties

The firm enters into transactions with Group, Inc. and affiliates in the normal course of business as part of its trading, financial, and general operations. Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as set forth below:

in thousands	
Assets	
Securities purchased under agreements to resell, at fair value	$1,103,882
Receivables from brokers, dealers and clearing organizations[1]	2,532,444
Financial instruments owned, at fair value	222,029
Other assets	16,410
Liabilities	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	51,272
Securities loaned	3,947,429
Payables to brokers, dealers and clearing organizations	330,809
Financial instruments sold,bu t not yet purchased, at fair value	42,357
Subordinated borrowings	440,000
Other liabilities and accrued expenses	16,128

Service Agreement

Pursuant to a service agreement, GS&Co provides all sales, marketing, operational, and administrative support services required by the firm to conduct its business as an OTC derivative dealer in exchange for a variable monthly fee.

Clearing Arrangements

The firm has clearing arrangements with GS&Co and Goldman Sachs International (GSI), a registered U.K. broker dealer. All listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co, GSI or their clearing agents.

Securities Loaned and Securities Purchased Under Agreements to Resell

As of December 2009, the firm had securities loaned and resale agreements with GS&Co. of $3,947.4 million and $1,103.9 million, respectively.

Note 14. Income Taxes

Provision for Income Taxes

Effective May 28, 1999 the firm elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal, state and local income taxes on its earnings. The firm is included with Group, Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a modified separate company basis and settles such liability with Group, Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from its losses, it will be reimbursed by Group, Inc. pursuant to the tax sharing agreement.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

At December 2010, the firm did not record a deferred tax asset or deferred tax liability.

The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statement. As of December 2010, the firm did not record a liability related to accounting for uncertainty in income taxes.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 15. Credit Concentrations

Credit concentrations may arise from trading activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, clearing houses, exchanges and investment funds, which has resulted in significant credit concentration to this industry.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

As of December 2010, $1,104 million (13% of total assets) of the firm's securities purchased under agreements to resell were collateralized by U.S. government obligations. As of December 2010, the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets.

Note 16. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition through February 28, 2011 and determined that there were no material events or transactions that would require recognition or disclosure in this financial statement.

Note 17. Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2010, the firm had regulatory net capital, as defined, of $657.6 million, which exceeded the amount required by $637.6 million.

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